Clear Strategies

NRG Energy, Inc.
2001 ANNUAL REPORT



Table of Contents

We generate power. This is our mission and it has always been clear. Our assets are real and diverse. And the strategies we have in place provide value to our shareholders and the electricity markets. We're NRG Energy and we're proud of the work we do.

REAL ASSETS

NRG

FELLOW SHAREHOLDERS

The competitive power industry has always been exciting, dynamic and challenging, and 2001 was no exception. Yet, through all the challenges, NRG delivered strong results and met our financial objectives. And, NRG will continue to perform well today and in the future. Why am I so confident? Because NRG has real assets and clear strategies backed by the know-how and experience to manage them.



Real Assets

The core strength of our assets is diversity. Owning a diverse portfolio means we are not overly dependent on any one of our regions. Our fuel diversity gives us the ability to manage costs and maximize margins with volatile fuel prices. Our mix of plant dispatch levels lets us sell power to customers in the stable, lower-margin base load markets as well as the higher-priced intermediate and peaking markets.

During 2001, we continued to diversify our asset base and its value by strategic growth. Our total portfolio of megawatts in operation and under construction grew 62 percent (from 15,007 to 24,357). Our most significant growth was in the MidAtlantic and North Central regions of North America, but we also grew in Asia-Pacific, Europe and the Andean region of Latin America.

We also made progress on our construction program during 2001, completing over 700 megawatts of power generating facilities. This enhances our fuel diversity by increasing the proportion of natural gas-fueled plants and new state-of-the-art plants in our portfolio. Although we will reduce our construction investment program in 2002, we plan to complete construction of approximately 7,300 megawatts by the end of 2008.

Clear Strategies

NRG is successful because we have remained true to our plan; we have a sustainable business model with clear management strategies. We are a generation company that manages regional portfolios in diverse core markets. In addition to our diverse portfolio strategy, our power marketing and trading groups improve returns by optimizing the value of our assets.

Managing risk is central to our strategy and we follow three basic risk management principles: 1) never be generation short—always have the ability to supply a contract from an NRG plant, 2) look to buy the fuel when a sale is made—lock in the margins, and 3) provide stability and predictability of margins by contracting at least 50 percent of output on a long-term basis and at least a further 25 percent on a shorter-term basis.

Results

These strategies produced results. During 2001, NRG

- achieved target earnings per share (diluted) of $1.35,
- increased revenue 39 percent to $3.01 billion ($2.16 billion in 2000), and
- increased net income 45 percent to $265.2 million ($182.9 million in 2000).

2001 Earnings Per Share (diluted)


$ 2.00
$ 1.00
0
EPS
CAGR*
73%
$0.15
$0.28
$0.39
$1.10
$1.35
'97
'98
'99
'00
'01

*Compounded Annual Growth Rate

NRG's investment grade ratings from Moody's and from Standard & Poor's are very important. NRG is working with the agencies to maintain these ratings and we have put a financial enhancement plan in place to strengthen our financial position and improve liquidity. During 2002, we will reduce our construction investment program by approximately $1.4 billion and sell certain assets.

2002 Xcel Announcement

During February 2002, Xcel Energy announced its intention to commence an exchange offer and acquire all of the outstanding publicly held shares of NRG Energy.

Our Values

I believe the way a company does business is as important as its financial and strategic approach. Those who know NRG know that our employees live our values. At the top of our list is ethics. We operate with integrity. When we make a commitment, we keep it—whether it's a commitment to the investment community or a commitment to one of the communities around the globe where we do business.

NRG is working to be a global company—one where all employees share common values, systems and best practices. Although our corporate culture reflects our common values and systems, it also allows us to embrace the local culture of regions where we do business.

The coming year will be one where NRG employees around the world work even harder to balance operations with growing the business. We have real assets: diverse holdings, a dedicated Board of Directors, an experienced management team and great, motivated, hard-working and talented employees. We are all committed to continue providing value to our shareholders.

David H. Peterson
Chairman, President and
Chief Executive Officer

POWER GENERATION BASICS


STACK
TURBINES
GENERATOR
WATER HEATER
AIR PREHEATER
BOILER
CONDENSER
FUEL SOURCE
DRAFT FANS
FEED PUMP
CONDENSATE PUMP
TRANSFORMER
SWITCHYARD
CIRCULATING PUMP
COOLING SUPPLY


Coal, oil or gas
is burned
to make steam
which turns the turbine
which spins the generator
which produces electricity.
CHEMICAL ENERGY
THERMAL ENERGY
MECHANICAL ENERGY
ELECTRICAL ENERGY

The drawing above illustrates the operation of a conventional fossil-fuel steam plant like many of the plants we acquired through our strong asset acquisition program.

As a result of our construction program, we are now building state-of-the-art, gas-fueled combined-cycle or simple-cycle facilities. Fueled by gas or oil, combined-cycle plants have both a combustion turbine and a steam turbine, creating the highest possible efficiency.

OUR VISION

1

Keep the lights on

First and foremost, we are a power generation company. We keep the lights on in the markets we serve around the world. Our substantial portfolio of generation assets is the foundation of our business.

2

Achieve a top three position in selected core markets

Our mission is to achieve a top three position in specific core markets. This will give us more flexibility in responding to market conditions and unique opportunities to shape the way a market develops. NRG has already achieved this top three position in some of our core markets in the United States and Australia.

3

Provide shareholder value

NRG will continue to provide shareholder value. We will grow earnings per share 10–15 percent per year. NRG will enhance cash flow from operations in order to be more self-funding and reduce or eliminate the need to access capital markets.

Our Core Strategy

Extracting value from our assets



DIVERSE PORTFOLIO


POWER MARKETING AND TRADING
OPERATIONAL EXCELLENCE

Our strategies provide value to markets, customers and shareholders because they combine risk management with opportunity. We believe having substantial generation assets is only half the equation of success. True value comes with a competitive generator's ability to extract maximum value from its power plants. Our diverse portfolio strategy, marketing and trading experience, and operational excellence provide the tools to enhance the value of the megawatts we produce.

GEOGRAPHICAL DIVERSITY

Having a geographically diverse portfolio lessens the impact of fluctuations in commodity prices (electricity and fuel) due to weather, transmission issues and overbuilding of generation facilities. Our geographical diversity also provides flexibility to capitalize on regional opportunities that increase the gross margins, helping to ensure incremental earnings growth.

Capacity by Location
Projects in Operation and Under Construction

2001
NET MW = 24,357



North America
5% Latin America
Asia-Pacific 9%
31% Northeast
Europe 8%
Other N. Am. 1%
MidAtlantic 5%
North Central 15%
19% South Central
West 7%

North America composes 78 percent of our worldwide portfolio in operation and under construction (increasing from 11,478 to 19,099 megawatts during 2001). Within North America, our geographical diversity increased through acquisitions that created two new regions, the MidAtlantic and North Central, totaling 4,905 megawatts.

Despite a downturn in the economy, milder weather and lower energy prices, NRG North America provided a major share of our 2001 operating income—around 79 percent. Growth in regions outside the United States helped us reach our earnings target. The following factors contributed to strong earnings performance outside the United States:

- increased ownership in MIBRAG/Schkopau,
- acquisition of Csepel power generation facilities in Budapest, Hungary, and
- improved electricity prices in Australia.

THE VALUE OF LOAD POCKET GENERATION

A significant component of our value equation can be defined by the location of our assets, particularly in North America. Many of our North American assets are in or near big cities—highly populated areas with high demand for local power sources, limited access to imported power and multiple fuel transportation options. These areas, called load pockets, include Los Angeles, San Diego, San Francisco and New York City. The map below indicates North American plants located in or near load pockets.





OUR ARTHUR KILL (ABOVE) AND CROCKETT (RIGHT) PLANTS GENERATE POWER FOR HIGH-LOAD AREAS IN NEW YORK AND CALIFORNIA.


Crockett
SAN FRANCISCO
LOS ANGELES
El Segundo
Long Beach
Encina
SAN DIEGO
San Diego Turbines
NEW YORK
Astoria GT
Arthur Kill
LEGEND
NRG Generation Facility
City
Western Region
South Central Region
North Central Region
MidAtlantic Region
Northeast Region

NRG is able to generate a diverse revenue base in these high-load areas by selling energy, capacity and ancillary services. The economics of supply and demand as well as the opportunity to provide ancillary services result in higher margins and help ensure a reliable and stable electricity supply to a specific high-load area.

Price Advantage
Load pockets are valuable to competitive energy providers because prices are higher than other lower-demand markets.



In-City New York
Overall New York Market
US Market
Price ($/MW)
(Real Prices)
TIME

NRG'S DIVERSE REVENUE BASE



Energy
Energy as it pertains to electricity is measured in kilowatt-hours (kWh).



Capacity (Generating)
A measure of the ability to generate electric power, capacity is usually expressed in megawatts (MW).



Ancillary Services
These services, typically arranged by an independent system operator, are necessary to provide electricity to users. They include reactive power, load following, loss compensation, black start capability, scheduling and dispatch services, balancing energy and operating reserves.

NRG plants provide ancillary services through reserves—either from turbines in operation or from those that are spinning or nonspinning. This year, ancillary services provided about six percent of our North American revenue. This represented more than 10 percent of our gross margins. (Ancillary services margins translate almost directly to net income because associated costs are already embedded in the more traditional products of energy and capacity.)

Having critical mass in the Northeast and building our asset base in the MidAtlantic and North Central regions will help us continue to capitalize on dispatch, fuel and location diversity as well as provide opportunity for further development and growth.

Our new MidAtlantic region provides the strategic link between established generation assets in New York and Connecticut with the Chicago-centered businesses we're currently building.

The proposed acquisition of 2,535 megawatts of coal-fueled generation from FirstEnergy strengthens that link. These facilities, like our Huntley and Dunkirk stations in western New York, line the shores of Lake Erie and are located in or near major metropolitan areas where strategic interconnections and multiple fuel transportation options exist.

STRATEGIC GROWTH IN NORTH AMERICA



Oswego
Ilion
Huntley
NEW YORK
Dunkirk
Middletown
CT
Montville
Devon
Meriden
Norwalk Harbor
NEW YORK
Astoria GT
Arthur Kill
Rockford
Rocky Road
Nelson
CHICAGO
Kendall
TOLEDO
Bayshore*
Ashtabula*
East Lake*
CLEVELAND
Lake Shore*
PENNSYLVANIA
NEW JERSEY
ILLINOIS
INDIANA
OHIO
MARYLAND
DE
WEST VIRGINIA
VIRGINIA
MISSOURI
KENTUCKY

LEGEND

- o NRG Generation Facility
- ◉ City
- ☐ North Central Region
  MidAtlantic Region
- ☐ Northeast Region
- * part of the proposed FirstEnergy acquisition



ASTORIA GAS TURBINES HELP PROVIDE NEW YORK CITY'S IN-CITY POWER REQUIREMENTS.

FUEL DIVERSITY

NRG's North American power marketing group enhances the value of our portfolio through fuel buying and trading and through working with plant operators to dispatch the right plant at the right time.

Fuel diversity, dual-fuel capability and NRG's expertise in buying and trading fuel allow us to reduce single fuel price risk and capture the benefit of pricing differentials.

Worldwide Fuel Mix
Capacity in Operation and Under Construction

2001
NET MW = 24,357


3% Renewables
Oil 15%
28% Coal
Natural Gas 54%

Worldwide Dual Fuel (gas and oil) = 19%

For example, early in 2001, our North American coal assets benefited significantly from high gas prices that pushed the price of electricity up and increased the margin of those assets. Later in the year when coal prices increased, our fuel group used our long-term supply contracts and arbitraged between different NRG plants to position coal properly and maintain minimum inventory levels at each location.

Last year, NRG further diversified its fuel mix worldwide by increasing the proportion of natural gas-fueled plants. During 2000, natural gas made up approximately 37 percent of our portfolio, but by the end of 2001, that proportion had grown to over 54 percent.

In many of our North American locations we are able to switch between natural gas and oil when the market dictates. The Northeast region has a 38 percent dual-fuel capability among its plants in operation and under construction including Arthur Kill's oil capacity expansion project in New York City. Nationally, NRG's dual-fuel capability is 20 percent.

DISPATCH DIVERSITY

Dispatch diversity allows us to profitably sell power when the market needs it. Base load generation offers a stable, lower margin for around-the-clock generation. By contrast, our intermediate and peaking generation units command high margins because they are equipped and ready to go when demand increases.

UNDER-STANDING DISPATCH DIVERSITY

To best understand the concept of dispatch diversity, think of the mix as the asset allocation in a financial portfolio. The base load markets represent investment-grade bonds. Usually stable and secure, these produce low-interest, fixed income. The intermediate markets can be compared to large-cap, equity funds. Focused on growth, they are more aggressive than bonds, but still relatively conservative. Peaking markets are the aggressive growth small-cap and international stocks.



Peaking Markets
Inter-mediate Markets
Base Load Markets
DEMAND
POTENTIAL MARGIN



NRG CONTROL ROOM OPERATORS WORK WITH POWER MARKETING TO ENSURE THEIR PLANT IS READY WHEN NEEDED.

OPERATIONAL EXCELLENCE

Operational excellence is key to NRG's value equation. Our operations teams at the plants coordinate closely with power marketing to ensure that plants are ready when called upon, particularly when there are opportunities for higher margins. We use a technique in North America called In-Market Availability (IMA) of weighting availability of an asset based on the value of energy in the market hour by hour. During 2001, our "lost opportunity" decreased 28 percent.

NRG sticks to its core strategies. By maintaining a diverse generation portfolio, maximizing the value of our assets through power marketing, and leveraging our operational expertise, we remain well positioned to face the challenges that lie ahead.

Our Approach to Risk Management

Utilizing conservative practices to manage the business



CONTRACTING POWER CAPACITY


POWER
MARKETING
FINANCIAL
APPROACH

NRG is known as an aggressive, fast-moving, entrepreneurial company when it comes to developing and growing the business. At the same time, we pride ourselves on being conservative. Is this a contradiction? Not really. We operate the company for the long term and use appropriate, conservative systems to manage the business.

RISK MANAGEMENT

Our responsibility to the company and our shareholders influences our management style: From due diligence to day-to-day operations, we manage risk conservatively. This philosophy is integrated throughout our business. Strong risk management is inherent in our diverse portfolio of generation assets, approach to acquisitions, power marketing and trading activities, long-term contracting, proactive regulatory work and hedging.

Our diverse portfolio is one of our best risk management tools. It protects us from potential negative effects (due to pricing, weather, economic cycles or regulatory changes) in any region.

Our strategy of being a top-three provider in a region means building a diverse, well-balanced generation business and, when possible, growing in adjacent markets. When entering new markets, especially emerging markets, we take a thoughtful, measured approach.

MANAGING RISK WORLDWIDE

To manage risk on a worldwide basis, NRG utilizes a portfolio risk management system—the Euromoney index—that measures political and economic factors within a country. A score of 100 is the lowest risk; the United States has a score of 94. NRG's total portfolio has a score of 92.

Euromoney Index Ratings


NRG Portfolio
92
USA
94
0
25
50
75
100
LOWEST
RISK

Outside the United States, we often utilize in-country expertise by developing strong local partnerships. We hire qualified individuals who complement our existing proficiency and experience. We also target small- to medium-sized projects, not mega-projects, that allow us to test the water and further develop intelligence and expertise. Then, with an anchor in a potential core market, we expand gradually within the region. Last year, we used this strategy in Europe and Latin America.

NRG strategically grew its Mid-Continent European portfolio during 2001 with our acquisition of PowerGen's interest in three energy businesses. They are Schkopau and MIBRAG in Germany and Csepel I and II in Budapest, Hungary. NRG increased our ownership in the 960-megawatt lignite-fueled Schkopau power station from 200 to 400 megawatts, and increased our ownership in MIBRAG, from 33.3 percent to 50 percent. NRG entered the European competitive energy market through our acquisition of interests in MIBRAG and Schkopau in 1994. Over the years, both facilities have consistently met our expectations.



CSEPEL II IS A 390-MEGAWATT STATE-OF-THE-ART COMBINED-CYCLE GAS TURBINE POWER STATION IN BUDAPEST.

In Latin America, we expanded our Andean and Southern Cone regions. We increased ownership to 98.9 percent in COBEE; increased ownership to 60 percent of Bulo Bulo, an 88-megawatt, natural gas-fueled plant in Bolivia; acquired two hydro projects in Peru, which total 111 megawatts; and continued construction of Itiquira Energetica, a 156-megawatt hydro project in Brazil (commercial operation scheduled to begin in 2002). With the abundance of indigenous resources in the Andean region (gas and hydro), this could become an important energy hub between its northern neighbor, Brazil, and the Southern Cone.

CONTRACTED POWER CAPACITY

Selling power forward through contracts—and locking in future margins—lowers our market risk and tempers earnings volatility.

Our goal for contracted power sales blends risk management and opportunity with a 50–25–25 strategy; 50 percent capacity is contracted for a year or more, 25 percent is in the "forward market" (30–365 days) and 25 percent is in the spot market. This strategy provides positive, stable returns and the opportunity to capture premium returns when available.

POWER MARKETING

NRG markets and trades power in North America, Australia, the United Kingdom and central Europe; all groups follow similar policies, procedures, have similar risk profiles and utilize similar hardware and software.

Our North American power marketing group follows risk management guidelines approved by the NRG power marketing board of directors. These guidelines require a credit review of all counterparties before making transactions.



DAILY, WEEK-AHEAD, MONTH-AHEAD AND QUARTER-AHEAD WEATHER FORECASTS ARE A CRUCIAL PART OF POWER MARKETING PORTFOLIO MANAGEMENT.

REGULATORY AND GOVERNMENT AFFAIRS

Proactive involvement with regulators and political leaders is crucial to our success around the world.

Since the early-to-mid nineties, when NRG became a pioneer in privatizing power assets in Europe and Australia, we have been closely involved with government leaders and regulatory officials outside the United States. During 2001, NRG increased its efforts to help shape the domestic regulatory environment.

We developed a centrally coordinated North American regulatory affairs group within Power Marketing that joins local NRG regulatory efforts with our trading and management teams; together they are helping to develop important regulatory guidelines. Our regulatory group, working with regional management, led a large coalition of market participants in shaping the Regional Transmission Organization (RTO) mandated by the Federal Energy Regulatory Commission (FERC) in the East and Southeast.

During 2001, NRG opened its Washington, D.C., governmental affairs office in the Ronald Reagan building. This office gives NRG closer access to decision-makers in the U.S. Congress, federal regulatory agencies, and foreign offices and embassies.

NRG's financial approach helps manage risk.

FINANCIAL APPROACH

NRG's electrical energy revenue is booked when power is transmitted to the customer. Capacity and ancillary revenue is recognized when contractually earned.

The company carefully analyzes payment probability and records reserves for potential nonpayment as appropriate. This approach resulted in minimal exposure to Enron during 2001 and adequate reserves booked for potential nonpayment from customers in California.

NRG uses a variety of financial instruments to manage potential exposure to fluctuations in currency exchange rates on international cash flows, interest rates on the cost of borrowing, and energy and energy-related commodity prices.

We combine an entrepreneurial spirit with conservative business practices to ensure our growth and success. And we make decisions that are right for our shareholders and the company, both now and into the future.



Our Values

Incorporating practices that shape our lives.

ETHICS

EXCELLENCE

ENTREPRENEURIAL SPIRIT


ENVIRONMENTAL STEWARDSHIP
PEOPLE
SAFETY
CITIZENSHIP

We believe companies whose values are built into their strategies and practices are companies that are built to last. As a global company, our values cross cultures and borders: they bind us together, act as a moral compass and define us as a company. For us, it is our people, their safety, our environment and global citizenship that shape our business, day by day.

PEOPLE AND OUR ENTREPRENEURIAL SPIRIT

People are our competitive advantage. Through hiring and acquisitions, we have grown to nearly 4,000 employees. We recognize the value of developing leaders within the company and expanding our strong global management team, and we have programs to help fulfill these objectives.

Because we believe allowing all employees to share in our success helps align their efforts, we have broad-based incentive plans across the company. This helps us attract and retain key people—our most valuable asset.

A GLOBAL CULTURE



NRG acquired its first international location in 1994; today we have interests in 223 plants operating and under construction in 20 countries. Last year, we advanced our commitment to being a truly global enterprise—one that conducts business while adapting to multiple cultures—by integrating a global corporate culture into individual business units' strategic plan. We communicated our brand, culture, systems and knowledge several ways.

Over 100 of our senior leaders from around the world gathered during 2001 to share knowledge, best practices, innovations and ideas through our Leadership Development Initiative, a program we created with Cornell University's Graduate School for Executive Education.

Plant managers worldwide convened their third annual meeting to share information and best practices.

The ***NRG World Update***, an internal newsletter published quarterly and delivered to all employees, covers company/industry news and issues. Our intranet connects employees worldwide and provides company news, information, policies, common reporting systems and best practices.

SAFETY AND EXCELLENCE

Safety is a way of life at NRG; it is our top priority. Since the early 1990s, we have devoted time and resources to building a world-class, comprehensive safety program. The integrity of our safety program relies on incentives that encourage—not overlook—reporting injuries or incidents. Proactive activities that prevent accidents and top-down support drive safety's success. Last year, our OSHA (Occupational Safety and Health Administration) incident rate was 3.68. (The most recent figures available show the electric and gas industry average at 6.1.)

ENVIRONMENTAL STEWARDSHIP

We are committed to being environmentally responsible. At each of our facilities, we implement appropriate technologies that enable us to comply with or exceed all environmental requirements.

Our coal- and gas-fueled plants in Kladno, Czech Republic, prove the value of environmental enhancements. When we acquired 44.5 percent of the Energy Center Kladno plants in 1994, we joined our partners and made a nearly $400 million investment. Today, not only has this plant significantly decreased emissions, but it has also made a solid return on the environmental investment.

The year 2001 was the first full year of operation for our Environmental Performance Assessment System (EPAS), a proprietary tracking system for plant and regional employees. Of our 27 participating plants, 96 percent scored above target. EPAS recognizes plants with high environmental consciousness, identifies specific areas of improvement and rewards facilities for resolving incidents to ensure the least negative environmental impact. The system also encourages environmental partnerships with the local community.



EPAS TEAMS HELPED CLEAN UP THE COAST IN CARLSBAD, CALIF.

Two examples of community partnerships are the efforts to eradicate invasive "killer algae" threatening the Carlsbad coast near our Encina Power Station in California. And, at our Norwalk Harbor Station in Connecticut, NRG personnel moved osprey to safer nesting areas away from power lines.

CITIZENSHIP

We make our communities a better place to live.

In Millsboro, Delaware, Indian River plant employees devote an hour a week to mentor at-risk elementary students. In Killingholme, United Kingdom, NRG donations bought computers, books and playground equipment for the local school. Our COBEE plants in Bolivia fund 100 percent of their community schools (teachers, buses, books). Big Cajun II in New Roads, Louisiana, put a new roof on a daycare center and the Community Action Team at Dunkirk, New York, provides meals and clothes for the needy.


NRG EMPLOYEES MENTOR STUDENTS IN DELAWARE.

During 2001, we implemented the first full year of our Global Giving Program, creating the opportunity for matching corporate funds for local community investments. In addition to a $1 million corporate contribution made to New York City following the September 11 tragedy, NRG employees worldwide donated nearly $118,000 to a variety of disaster relief funds associated with September 11. This sum was matched by the company, dollar for dollar. Additionally, area plants donated goods used in the rescue and cleanup efforts at Ground Zero.

COMMITMENT TO VALUES

Part of our corporate charge is to keep our values alive for all employees. We work to ensure that all NRG employees operate ethically, with an entrepreneurial spirit and with excellence. We think that makes good—and profitable—business sense.

GLOSSARY

Arbitrage	Profiting from price differences when a given commodity is traded in different markets.
Availability (Weighted Average)	The percentage of a given time period that a generating unit is available to provide service; a measure of its mechanical reliability.
Cogeneration Facility	A plant that produces both electricity and thermal energy from the same energy source.
Combined Cycle	The use of waste heat from gas turbines to produce steam for conventional steam turbines.
Dispatch Level	The level at which a power plant produces energy. Base load generation offers a stable, lower margin and around-the-clock generation. Intermediate and peaking units command higher margins and are used to meet higher demands for energy.
Dual-Fuel Plant	A plant capable of operating on two different fuels.
Environmental Performance Assessment System (EPAS)	A proprietary system used to evaluate plants in three areas: operational performance, compliance with policies and procedures, and steps taken toward positive environmental achievements.
Federal Energy Regulatory Commission (FERC)	An independent federal regulatory agency within the Department of Energy that regulates rates charged by electric and natural gas utilities and oversees industry environmental issues.
Fossil Fuel	A fuel (coal, oil or natural gas) that is formed in the earth from plant remains.
Generation	The process of transforming other forms of energy (chemical, thermal, mechanical) into electric energy.
Greenfield Construction	A construction project that involves building a new power plant on a new site.
In-Market Availability (IMA)	NRG's technique to weigh availability of a plant based on the value of energy in the market hour by hour. This technique identifies "lost opportunity."
Independent System Operator (ISO)	An independent organization that provides nondiscriminatory access to a region's power transmission system facilitates a market-based wholesale electricity rate, and ensures efficient management and reliable operation of the power system.
Load Pockets	Large cities—and their surrounding areas—that have high electricity demands and multiple fuel transportation options.
Mark-to-Market	A method of calculating the value of a financial instrument at current market rates, or underlying prices. Daily marking-to-market is often recommended in risk management guidelines.
Megawatt (MW)	The unit used to measure electrical energy. A megawatt is equal to 1,000 kilowatts, or enough energy for approximately 1,000 homes.
Power	Electricity for use as energy.
Regional Transmission Organization (RTO)	A regional association with operating authority and control over a transmission grid. RTOs can take the form of not-for-profit ISOs that retain ownership, but not control, over a grid. RTOs separate control of production from control of transmission, promoting unhindered access to the grid.
Occupational Safety and Health Administration (OSHA) Incident Rate	Number of accidents times hours worked, divided by the number of hours worked in facilities being measured.
Spinning Reserves	An ancillary service generation with zero load synchronized to the grid—typically hydro-electric units. Spinning reserves are under automatic control to instantly respond to increased demand requirements.
Transmission	The movement or transfer of electric energy via wire between points to supply and points at which it is transformed for delivery to customers or other electric systems.
Turbine	A machine that converts the mechanical power of water, steam or combustion gases into rotary power. The central spindle and radial blades on the turbine turn the generator, creating electrical energy.

2001 FINANCIAL HIGHLIGHTS

NRG Energy, Inc.

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	YEAR ENDED DECEMBER 31, **2001**	2000	1999	1998	1997
Earnings per NRG share (diluted)*	$ 1.35	$ 1.10	$ 0.39	$ 0.28	$ 0.15
Net income	265,204	182,935	57,195	41,732	21,982
Equity in earnings of unconsolidated affiliates	210,032	139,364	67,500	81,706	26,200
Investment in projects and capitalized development costs	1,053,091	983,523	935,183	814,609	712,446
Stockholders' equity	$ 2,237,129	$ 1,462,088	$ 893,654	$ 579,332	$ 450,698

**Earnings per share amounts for the years 1999 and earlier have been restated to reflect the issuance of Class A common stock.*

2001 Earnings Per Share* (in dollars)



$ 2.00
$ 1.00
0
$0.15
$0.28
$0.39
$ 1.10
$ 1.35
'97 '98 '99 '00 '01

*Earnings per share amounts for the years 1999 and earlier have been restated to reflect the issuance of Class A common stock.

2001 EBITDA* ($ in millions)



$ 1,200
$ 600
0
$ 40
$ 83
$ 162
$ 693
$ 955
'97 '98 '99 '00 '01

*Earnings (loss) before income taxes, interest expense and depreciation and amortization expense.

2001 Net Megawatts



40,000
20,000
0
2,637
3,300
10,990
15,007
24,357
'97 '98 '99 '00 '01

2001 Revenues and Equity Earnings ($ in millions)



$ 4,000
$ 2,000
0
$ 118
$ 182
$ 500
$ 2,158
$ 3,009
'97 '98 '99 '00 '01

Condensed Consolidated Statement of Income
NRG Energy, Inc. and Subsidiaries

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Operating Revenues and Equity Earnings			
Revenues from majority-owned operations	$2,798,608	$2,018,622	$432,518
Equity in earnings of unconsolidated affiliates	210,032	139,364	67,500
Total operating revenues and equity earnings	3,008,640	2,157,986	500,018
Operating Costs and Expenses			
Cost of majority-owned operations	1,855,631	1,289,471	269,900
Depreciation and amortization	212,493	122,953	37,026
General, administrative and development	225,694	172,489	83,572
Total operating costs and expenses	2,293,818	1,584,913	390,498
Operating Income	714,822	573,073	109,520
Other Income (Expense)			
Minority interest in earnings of consolidated subsidiaries	(6,564)	(11,335)	(2,456)
Gain on sale of interest in projects	–	–	10,994
Other income, net	34,084	7,857	6,432
Interest expense	(443,734)	(293,922)	(93,376)
Total other expense	(416,214)	(297,400)	(78,406)
Income Before Income Taxes	298,608	275,673	31,114
Income Tax Expense (Benefit)	33,404	92,738	(26,081)
Net Income	$ 265,204	$ 182,935	$ 57,195
Weighted Average Number of Common Shares Outstanding—Basic	194,929	165,861	147,605
Earnings per Weighted Average Common Share—Basic	$ 1.36	$ 1.10	$ 0.39
Weighted Average Number of Common Shares Outstanding—Diluted	196,439	166,989	147,605
Earnings per Weighted Average Common Shares—Diluted	$ 1.35	$ 1.10	$ 0.39

See notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows
NRG Energy, Inc. and Subsidiaries

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 265,204	$ 182,935	$ 57,195
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Undistributed equity in earnings of unconsolidated affiliates	(119,002)	(43,258)	(27,181)
Depreciation and amortization	212,493	122,953	37,026
Deferred income taxes and investment tax credits	45,556	38,458	(3,401)
Unrealized (gains)/losses on energy contracts	(13,257)	–	–
Minority interest	6,564	4,993	857
Gain on sale of investments	–	–	(10,994)
Cash (used in) provided by changes in certain working capital items, net of effects from acquisitions and dispositions	(121,544)	55,597	(64,882)
Net Cash Provided by (Used in) Operating Activities	276,014	361,678	(11,380)
Cash Flows from Investing Activities			
Acquisitions, net of liabilities assumed	(2,813,117)	(1,912,957)	(1,519,365)
Consolidation of equity subsidiaries	–	–	20,181
Proceeds from sale of investments	4,063	8,917	43,500
Decrease/(increase) in restricted cash	(99,707)	5,306	(13,067)
Decrease/(increase) in notes receivable	45,091	(5,444)	58,331
Capital expenditures	(1,322,130)	(223,560)	(94,853)
Proceeds from sale of property	–	9,785	–
Investments in projects	(149,841)	(86,195)	(163,340)
Net Cash Used by Investing Activities	(4,335,641)	(2,204,148)	(1,668,613)
Cash Flows From Financing Activities			
Net (payments)/borrowings under line of credit agreements	202,000	(367,766)	216,000
Proceeds from issuance of stock	475,464	453,719	–
Proceeds from issuance of corporate units	4,080	–	–
Capital contributions from parent	–	–	250,000
Proceeds from issuance of long-term debt	3,268,017	3,034,909	575,633
Proceeds from issuance of short-term debt	622,156	–	682,096
Principal payments on long-term debt	(418,171)	(1,214,992)	(18,634)
Net Cash Provided by Financing Activities	4,153,546	1,905,870	1,705,095
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,055)	360	–
Net Increase in Cash and Cash Equivalents	90,864	63,760	25,102
Cash and Cash Equivalents at Beginning of Year	95,243	31,483	6,381
Cash and Cash Equivalents at End of Year	$ 186,107	$ 95,243	$ 31,483

See notes to condensed consolidated financial statements.

Condensed Consolidated Balance Sheet
NRG Energy, Inc. and Subsidiaries

IN THOUSANDS	AS OF DECEMBER 31, 2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 186,107	$ 95,243
Restricted cash	161,842	12,135
Accounts receivable—trade, less allowance for doubtful accounts of $33,962 and $21,199	346,154	360,075
Income tax receivable	28,118	–
Inventory	331,323	174,864
Current portion of notes receivable	737	267
Derivative instruments valuation—at market	54,934	–
Prepayments and other current assets	78,142	30,074
Total current assets	1,187,357	672,658
Property, Plant and Equipment, at Original Cost		
In service	7,005,680	4,106,653
Under construction	2,942,993	206,992
Total property, plant and equipment	9,948,673	4,313,645
Less accumulated depreciation	(516,454)	(271,977)
Net property, plant and equipment	9,432,219	4,041,668
Other Assets		
Equity investments in affiliates	1,050,510	973,261
Capitalized project costs	2,581	10,262
Notes receivable, less current portion	775,865	76,745
Decommissioning fund investments	4,336	3,863
Intangible assets, net of accumulated amortization of $15,311 and $8,951	97,133	101,570
Debt issuance costs, net of accumulated amortization of $17,250 and $6,443	110,708	48,773
Derivative instruments valuation—at market	179,605	–
Other assets, net of accumulated amortization of $13,323 and $10,628	54,231	50,192
Total other assets	2,274,969	1,264,666
Total Assets	$12,894,545	$5,978,992

See notes to condensed consolidated financial statements.

Condensed Consolidated Balance Sheet
NRG Energy, Inc. and Subsidiaries

IN THOUSANDS	AS OF DECEMBER 31, 2001	2000
Liabilities and Stockholders' Equity		
Current Liabilities		
Current portion of project level long-term debt	$ 500,154	$ 146,469
Revolving line of credit	170,000	8,000
Revolving line of credit, non-recourse debt	40,000	–
Project-level, non-recourse debt	22,156	–
Corporate-level, recourse debt	600,000	–
Accounts payable—trade	330,471	255,917
Accounts payable—affiliate	16,867	7,191
Accrued income taxes	–	43,870
Accrued property, sales and other taxes	14,585	10,531
Accrued salaries, benefits and related costs	40,043	24,830
Accrued interest	96,479	51,962
Derivative instruments valuation—at market	21,910	–
Other current liabilities	97,939	14,220
Total current liabilities	1,950,604	562,990
Other Liabilities		
Project-level, long-term, non-recourse debt	4,871,432	2,146,953
Corporate level, long-term, recourse debt	2,972,400	1,503,896
Deferred income taxes	445,736	55,642
Post-retirement and other benefit obligations	75,455	83,098
Derivative instruments valuation—at market	51,520	–
Other long-term obligations and deferred income	222,468	149,640
Minority interest	67,801	14,685
Total liabilities	10,657,416	4,516,904
Stockholders' Equity		
Class A—Common stock; $.01 par value; 250,000,000 shares authorized; 147,604,500 shares issued and outstanding	1,476	1,476
Common stock; $.01 par value; 500,000,000 shares authorized; 50,939,875 shares and 32,395,500 shares issued and outstanding at December 31, 2001 and 2000	509	324
Additional paid-in capital	1,713,984	1,233,833
Retained earnings	635,349	370,145
Accumulated other comprehensive income	(114,189)	(143,690)
Total stockholders' equity	2,237,129	1,462,088
Total Liabilities and Stockholders' Equity	$12,894,545	$5,978,992

See notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Stockholders' Equity
NRG Energy, Inc. and Subsidiaries

(IN THOUSANDS)	CLASS A COMMON STOCK	CLASS A COMMON SHARES	COMMON STOCK	COMMON SHARES	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TOTAL STOCKHOLDERS' EQUITY
Balances at December 31, 1998	$1,476	147,605	$ –	–	$ 530,438	$130,015	$ (82,597)	$ 579,332
Net Income						57,195		57,195
Foreign currency translation adjustments							7,127	7,127
Comprehensive income for 1999								64,322
Capital contribution from parent					250,000			250,000
Balances at December 31, 1999	$1,476	147,605	$ –	–	$780,438	$187,210	$ (75,470)	$ 893,654
Net Income						182,935		182,935
Foreign currency translation adjustments							(68,220)	(68,220)
Comprehensive income for 2000								114,715
Issuance of common stock, net of issuance costs of $32.2 million			324	32,396	453,395			453,719
Balances at December 31, 2000	$1,476	147,605	$324	32,396	$1,233,833	$370,145	$(143,690)	$1,462,088
Net Income						265,204		265,204
Foreign currency translation adjustments and other							(41,600)	(41,600)
Deferred unrealized gains on derivatives, net							71,101	71,101
Comprehensive income for 2001								294,705
Capital stock activity:								
Issuance of corporate units					4,080			4,080
Tax benefits of stock option issuance					792			792
Issuance of common stock, net of issuance costs of $23.5 million			185	18,543	475,279			475,464
Balances at December 31, 2001	$1,476	147,605	$509	50,939	$1,713,984	$635,349	$(114,189)	$2,237,129

See notes to condensed consolidated financial statements.

NOTES

NOTE 1

Organization

NRG Energy, Inc., (NRG Energy), was incorporated as a Delaware corporation on May 29, 1992. Beginning in 1989, NRG Energy conducted business through its predecessor companies, NRG Energy, Inc. and NRG Group, Inc., Minnesota corporations, which were merged into NRG Energy subsequent to its incorporation. NRG Energy, together with its majority owned subsidiaries and affiliates, is a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products.

On June 5, 2000, NRG Energy completed its initial public offering. Prior to completing its initial public offering, NRG Energy was a wholly owned subsidiary of Northern States Power Company (NSP). During August 2000, NSP and New Century Energies, Inc. completed their merger. The surviving company operates under the new name Xcel Energy, Inc. (Xcel Energy). The shares of NRG Energy's class A common stock previously held by NSP are now owned by Xcel Energy. As of December 31, 2001, Xcel Energy owned a 74% interest in NRG Energy's outstanding common and class A common stock, representing 97% of the total voting power of NRG Energy's common stock and class A common stock.

In February 2002, Xcel Energy announced its intention to commence an exchange offer to acquire all of NRG Energy's outstanding common stock, and stated its intention to close this transaction in April 2002.

NOTE 2

Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include NRG Energy's accounts and those of its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Accounting policies for all of NRG Energy's operations are in accordance with accounting principles generally accepted in the United States of America. As discussed in Note 4, NRG Energy has investments in partnerships, joint ventures and projects. Investments in such businesses in which NRG Energy does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Earnings from equity in international investments are recorded net of foreign income taxes.

Cash and Cash Equivalents
Cash equivalents include highly liquid investments (primarily commercial paper) with an original maturity of three months or less at the time of purchase.

Restricted Cash
Restricted cash consists primarily of cash collateral for letters of credit issued in relation to project development activities and funds held in trust accounts to satisfy the requirements of certain debt agreements.

Inventory
Inventory is valued at the lower of weighted average cost or market and consists principally of fuel oil, spare parts, coal, kerosene, emission allowance credits and raw materials used to generate steam.

Property, Plant and Equipment
Property, plant and equipment are stated at original cost or the present value of minimum lease payments for assets under capital leases. Significant additions or improvements extending asset lives are capitalized, while

repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Facilities and improvements	10–45 years
Machinery and equipment	7–30 years
Office furnishings and equipment	3–5 years

The assets and related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations. NRG Energy analyzes property, plant and equipment quarterly for potential impairment, assessing the appropriateness of lives and recoverability of net balances in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Impairment of Long-Lived Assets

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Capitalized Interest

Interest incurred on funds borrowed to finance projects expected to require more than three months to complete is capitalized. Capitalization of interest is discontinued when the asset under construction is ready for its intended use. Capitalized interest was approximately $27,175,000, $2,667,000, and $287,000 in 2001, 2000 and 1999, respectively.

Capitalized Project Costs

Capitalized project costs include third party professional services, permits, and other costs which are incurred incidental to a particular project. Such costs are expensed as incurred until an acquisition agreement or letter of intent is signed, and the project has been approved by NRG Energy's Board of Directors. Additional costs incurred after this point are capitalized. When a project begins operation, previously capitalized project costs are reclassified to equity investments in affiliates or property, plant and equipment and amortized on a straight-line basis over the lesser of the life of the project's related assets or revenue contract period.

Debt Issuance Costs

Costs to issue long-term debt are capitalized and amortized over the terms of the related debt.

Intangibles

Goodwill results when NRG Energy purchases a business at a price higher than the underlying fair value of the net assets. Effective January 1, 2002, NRG Energy implemented SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). At December 31, 2001, NRG Energy had intangible assets of $97.1 million including $56.6 million of goodwill. These amounts and all intangible assets and goodwill acquired in the future will be accounted for under the new accounting standard. The new accounting can be expected to initially increase earnings due to the elimination of regular amortization expense, but periodically cause reductions in earnings when impairment write-downs of goodwill and/or intangible assets are required.

Income Taxes

In March 2001, NRG Energy was deconsolidated from Xcel Energy for federal income tax purposes. Prior to March 13, 2001, NRG Energy was included in the consolidated tax returns of Xcel Energy. NRG Energy calculated its income tax provision on a separate return basis under a tax sharing agreement with Xcel Energy. Current federal and certain state income taxes were payable to or receivable from Xcel Energy.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Revenue Recognition

NRG Energy is primarily an electric generation company, operating a portfolio of majority-owned electric generating plants and certain plants in which its ownership interest is 50% or less and which are accounted for under the equity method. In connection with its electric generation business, NRG Energy also produces thermal energy for sale to customers, principally through steam and chilled water facilities. NRG Energy also collects methane gas from landfill sites, which is then used for the generation of electricity. In addition, NRG Energy sells small amounts of natural gas and oil to third parties.

Electrical energy revenue is recognized upon transmission to the customer. Capacity and ancillary revenue is recognized when contractually earned. Disputed revenues are not recorded on the financial statements and will not be recognized as income until disputes are resolved and collection is assured.

NRG Energy also performs operations and maintenance services for some of the projects in which it has an interest. Revenue is recognized as service contract revenue on these contracts when the services are performed.

NRG Energy uses the equity method of accounting to recognize as revenue its pro rata share of the net income or loss of the unconsolidated investment until such time as the company's investment is reduced to zero, at which time equity income is generally recognized only upon receipt of cash distributions from the investee.

NRG Energy recognizes other income for interest income on loans to affiliates as the interest is earned and realizable.

Foreign Currency Translation

The local currencies are generally the functional currency of NRG Energy's foreign operations. Foreign currency denominated assets and liabilities are translated at end-of-period rates of exchange. Revenues, expenses and cash flows are translated at weighted-average rates of exchange for the period. The resulting currency adjustments are accumulated and reported as a separate component of stockholders' equity and are not included in the determination of the results of operations.

Concentrations of Credit Risk

Financial instruments which potentially subject NRG Energy to concentrations of credit risk consist primarily of cash, accounts receivable, and notes receivable. Cash accounts are generally held in federally insured banks. Accounts receivable, notes receivable and derivative instruments are concentrated within entities engaged in the energy industry. These industry concentrations may impact NRG Energy's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables are generally not collateralized; however, NRG Energy believes the credit risk posed by industry concentration is offset by the diversification and creditworthiness of its customer base.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payables, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term receivables approximate fair value as the effective rates for these instruments are comparable to market rates at year end, including current portions. The estimated fair value of long-term debt is based on borrowing rates currently available with similar terms and average maturities.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock Based Compensation." NRG Energy has elected to continue accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, NRG Energy records expense in an amount equal to the excess of the quoted market price or the grant date over the option price. Such expense is recognized at the grant date for options fully vested. For options with a vesting period, the expense is recognized over the vesting period.

Net Income Per Share

Basic net income per share is calculated based on the weighted average of common shares outstanding during the period. Net income per share, assuming dilution is computed by dividing net income by the weighted-average number of common and common equivalent shares outstanding. NRG Energy's only common equivalent shares are those that result from dilutive common stock options and NRG Energy's Corporate Units.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

In recording transactions and balances resulting from business operations, NRG Energy uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts and actuarially determined benefit costs and the valuation of long-term energy commodities contracts, among others. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived assets and for Long-lived Assets to Be Disposed Of." Goodwill will no longer be amortized to comply with the provisions of SFAS No. 142. Instead, goodwill and intangible assets that will not be amortized should be tested for impairment annually and on an interim basis if an event occurs or a circumstance changes between annual tests that may reduce the fair value of a reporting unit below its carrying value. An impairment test is required to be performed within six months of the date of adoption, and the first annual impairment test must be performed in the year the statement is initially adopted.

NRG Energy and its subsidiaries as required are adopting SFAS No. 142 on January 1, 2002. At December 31, 2001, NRG Energy had intangible assets of $97.1 million, including $56.6 million of goodwill. These amounts and all intangible assets and goodwill acquired in the future will be accounted for under the new accounting standard. The new accounting standard is expected to initially increase earnings by an immaterial amount due to the elimination of regular amortization expense, but occasionally cause reductions in earnings when impairment write-downs of goodwill and/or intangible assets are required. Expense recognized for amortization of goodwill in 2001 was $3.8 million. NRG Energy does not expect to recognize any asset impairments as a result of adopting SFAS No. 142 in the first quarter of 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. NRG Energy has not completed its analysis of SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Generally, the provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

Reclassifications

Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income or total stockholders' equity as previously reported.

NOTE 3

Asset Acquisitions

During the year ended December 31, 2001, NRG Energy completed numerous acquisitions. These acquisitions have been recorded using the purchase method of accounting. Accordingly, these purchase prices have been preliminarily allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. These estimates may be adjusted based upon completion of certain procedures including third party valuations. Operations of the acquired companies have been included in the operations of NRG Energy since the date of the respective acquisitions.

In January 2001, NRG Energy purchased from LS Power, LLC a 5,339 MW portfolio of operating projects and projects in construction and advanced development that are located primarily in the north central and south central United States. Each facility employs natural gas-fired, combined-cycle technology.

In March 2001, NRG Energy purchased from Cogentrix the remaining 430 MW, or 51.37% interest, in an 837 MW natural gas-fired combined-cycle plant in Batesville, Mississippi. NRG Energy acquired a 48.63% interest in the plant in January 2001 from LS Power.

In May 2001, NRG Energy purchased an approximately 640 MW natural gas-fired power plant in Audrain County, Missouri from Duke Energy North America LLC.

In June 2001, NRG Energy closed on the construction financing for the Brazos Valley generating facility, a 633 MW gas-fired power plant in Fort Bend County, Texas that NRG Energy will build, operate and manage. At the time of the closing, NRG Energy also became the 100% owner of the project by purchasing STEAG Power LLC's 50% interest in the project.

In June 2001, NRG Energy purchased 1,081 MW of interests in power generation plants from a subsidiary of Conectiv. NRG Energy acquired a 100% interest in the 784 MW coal-fired Indian River Generating Station located near Millsboro, Delaware and in the 170 MW oil-fired Vienna Generating Station located in Vienna, Maryland. In addition, NRG Energy acquired 64 MW of the 1,711 MW coal-fired Conemaugh Generating Station located approximately 60 miles east of Pittsburgh, Pennsylvania and 63 MW of the 1,711 MW coal-fired Keystone Generating Station located approximately 50 miles east of Pittsburgh, Pennsylvania.

In June 2001, NRG Energy purchased a 389 MW gas-fired power plant and a 116 MW thermal power plant, both of which are located on Csepel Island in Budapest, Hungary, from PowerGen. In April 2001, NRG Energy also purchased from PowerGen its interest in Saale Energie GmbH and its 33.3% interest in MIBRAG BV. By acquiring PowerGen's interest in Saale Energie, NRG Energy increased its ownership interest in the 960 MW coal-fired Schkopau power station located near Halle, Germany from 200 MW to 400 MW.

By acquiring PowerGen's interest in MIBRAG, an integrated energy business in eastern Germany consisting primarily of two lignite mines and three power stations, and following MIBRAG's buy back of the shares NRG Energy acquired from PowerGen, NRG Energy increased its ownership of MIBRAG from 33.3% to 50%. The Washington Group International, Inc. owns the remaining 50% of MIBRAG.

In August 2001, NRG Energy acquired an approximately 2,255 MW portfolio of operating projects and projects in advanced development, including projects that NRG Energy intends to develop, that are located in Illinois and upstate New York from Indeck Energy Services, Inc.

In August 2001, NRG Energy acquired Duke Energy's 77% interest in the approximately 520 MW natural-gas fired McClain Energy Generating Facility located near Oklahoma City, Oklahoma. The Oklahoma Municipal Power Authority owns the remaining 23% interest. The McClain facility commenced operations in June 2001.

In September 2001, NRG Energy acquired a 50% interest in TermoRio SA, a 1,040 MW gas-fired cogeneration facility currently under construction in Rio de Janeiro State, Brazil, from Petroleos Brasileiros SA (Petrobras). Commercial operation of the facility is expected to begin in March 2004. NRG Energy has the option to put its interest in the project back to Petrobras after March 2002, if by that time, certain milestones are not met, including final agreement on the terms of all project documents.

During fiscal year 2001, NRG Energy also acquired interests in projects in Taiwan, India, Peru and the State of Nevada.

NOTE 4

Investments Accounted for by the Equity Method

NRG Energy has investments in various international and domestic energy projects. The equity method of accounting is applied to such investments in affiliates, which include joint ventures and partnerships, because the ownership structure prevents NRG Energy from exercising a controlling influence over operating and financial policies of the projects. Under this method, equity in pretax income or losses of domestic partnerships and, generally, in the net income or losses of international projects are reflected as equity in earnings of unconsolidated affiliates.

A summary of NRG Energy's equity-method investments of 200 MW or more which were in operation at December 31, 2001 is as follows:

NAME	GEOGRAPHIC AREA	ECONOMIC INTEREST
Gladstone Power Station	Australia	37.50%
Loy Yang Power A	Australia	25.37%
Lanco Kondapalli Power	India	30.00%
MIBRAG GmbH	Europe	50.00%
ECK Generating (ECKG)	Czech Republic	44.50%
Scudder Latin American Power	Latin America	25.00%
El Segundo Power	USA	50.00%
Long Beach Generating	USA	50.00%
Encina	USA	50.00%
San Diego Combustion Turbines	USA	50.00%
Rocky Road Power	USA	50.00%
Mustang	USA	25.00%
Sabine River Works Cogeneration	USA	50.00%
Cogeneration Corp. of America	USA	20.00%

Summarized financial information for investments in unconsolidated affiliates accounted for under the equity method as of and for the year ended December 31, is as follows:

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Operating revenues	$3,070,078	$2,349,108	$1,732,521
Costs and expenses	2,658,168	1,991,086	1,531,958
Net income	$ 411,910	$ 358,022	$ 200,563
Current assets	$1,425,175	$1,000,670	$ 742,674
Noncurrent assets	7,009,862	7,470,766	7,322,219
Total assets	$8,435,037	$8,471,436	$8,064,893
Current liabilities	$1,192,630	$1,094,304	$ 708,114
Noncurrent liabilities	4,533,168	4,306,142	5,168,893
Equity	2,709,239	3,070,990	2,187,886
Total liabilities and equity	$8,435,037	$8,471,436	$8,064,893
NRG's share of equity	$1,050,510	$ 973,261	$ 932,591
NRG's share of income	$ 210,032	$ 139,364	$ 67,500

NOTE 5

Commitments and Contingencies

Capital Commitments

NRG Energy's management expects future capital expenditures related to projects listed below, as well as construction and the purchase of turbines, to total approximately $7.5 billion in the years 2002 through 2006. NRG Energy anticipates funding its ongoing capital requirements through the issuance of debt, equity and equity like instruments, preferred stock and operating cash flows.

FirstEnergy

In November 2001, NRG Energy signed purchase agreements to acquire or lease four coal-fired generating facilities totaling approximately 2,535 MW and two ash disposal sites from subsidiaries of FirstEnergy Corporation. The four generating facilities are located in Ohio, along the shore of Lake Erie, and are the approximately 376 MW Ashtabula facility in Ashtabula, Ohio, the approximately 249 MW Lake Shore facility in downtown Cleveland, the approximately 1,262 MW Eastlake facility near Cleveland and the approximately 648 MW Bay Shore facility near Toledo. NRG Energy is also acquiring all of the equity interests in Bay Shore Power Company, which is a subsidiary of FirstEnergy and the owner of a 136 MW petroleum coke-fired steam generating project currently undergoing testing and commissioning on the Bay Shore facility site. NRG Energy is working to close these acquisitions in the second quarter of 2002. In connection with the acquisition of these facilities, NRG Energy is entering into a Transition Power Purchase Agreement with FirstEnergy, pursuant to which NRG Energy will supply to FirstEnergy approximately 95% of the output from the facilities through 2005.

Conectiv

In June 2001, NRG Energy extended purchase agreements that were entered into with a subsidiary of Conectiv to acquire 794 MW of coal and oil-fired electric generating capacity and other assets in New Jersey and Pennsylvania, including an additional 66 MW of the Conemaugh Generating Station and an additional 42 MW of the Keystone Generating Station. NRG Energy expects the acquisition to close in the first quarter of 2002.

California Liquidity Crisis

NRG Energy's California generation assets include a 57.67% interest in Crockett Cogeneration, a 39.5% interest in the Mt. Poso facility and a 50% interest in the West Coast Power partnership with Dynegy.

In March 2001, the California Power Exchange (PX) filed for bankruptcy under Chapter 11 of the Bankruptcy Code, and in April 2001, Pacific Gas & Electric Company (PG&E) also filed for bankruptcy under Chapter 11. PG&E's filing delayed collection of receivables owed to the Crockett facility. In September 2001, PG&E filed a proposed plan of reorganization. Under the terms of the proposed plan, which is subject to challenge by interested parties, unsecured creditors such as NRG Energy's California affiliates would receive 60% of the amounts owed upon approval of the plan. The remaining 40% would be paid in negotiable debt with terms from 10 to 30 years. The California PX's ability to repay its debt is dependent on the extent to which it receives payments from PG&E and SCE. On December 21, 2001, the California bankruptcy court affirmed the Mt. Poso and Crockett Power Purchase Agreements (it had previously affirmed Mt. Poso's agreement) with PG&E and, in respect of the Crockett Power Purchase Agreement, approved a twelve-month repayment schedule of all past due amounts totaling $49.6 million, plus interest. The first payment of $6.2 million, including accrued interest, was received on December 31, 2001.

NRG Energy's share of the net amounts owed to West Coast Power by the California ISO and PX totaled approximately $85.1 million as of December 31, 2001 compared to $101.8 million at December 31, 2000. These amounts reflect NRG Energy's share of (a) total amounts owed to West Coast Power less (b) amounts that are currently treated as disputed revenues and are not recorded as accounts receivable in the financial statements of West Coast Power LLC, and reserves taken against accounts receivable that have been recorded in the financial statements. The decrease is primarily attributed to cash collections from the California ISO during the fourth quarter of 2001.

Environmental Regulations

As part of acquiring existing generating assets, NRG Energy has inherited environmental liabilities. Generally, potential liabilities are carefully identified and researched during due diligence processes and funds are budgeted in the financial pro forma to address them as circumstances dictate. Often, potential implementation plans are changed, delayed or abandoned due to one or more of the following conditions: (a) extended negotiations with regulatory agencies, (b) a delay in promulgating rules critical to dictating the design of expensive control systems, (c) changes in governmental/regulatory personnel, (d) changes in governmental priorities (i.e., events of September 11th, 2001), or (e) selection of a less expensive compliance option than originally envisioned.

Legal Issues

New York Environmental Litigation

In January 2002 the New York Attorney General and the New York Department of Environmental Control filed suit in the western district of New York against NRG Energy and Niagara Mohawk Power Corporation, the prior owner of the Huntley and Dunkirk facilities in New York. The lawsuit relates to physical changes made at those facilities prior to NRG Energy's assumption of ownership. The complaint alleges that these changes represent major modifications undertaken without the required permits having been obtained. Although NRG Energy has a right to indemnification by the previous owner for fines, penalties, assessments and related losses resulting from the previous owner's failure to comply with environmental laws and regulations, NRG Energy could be enjoined from operating the facilities if the facilities are found not to comply with applicable permit requirements.

In July 2001, Niagara Mohawk Power Corporation filed a declaratory judgment action in the Supreme Court for the State of New York, County of Onondaga, against NRG Energy and its wholly-owned subsidiaries, Huntley Power LLC and Dunkirk Power LLC. Niagara Mohawk Power Corporation requests a declaration by the Court that, pursuant to the terms of the Assets Sales Agreement under which NRG Energy purchased the Huntley and Dunkirk generating facilities from Niagara Mohawk (the ASA), defendants have assumed liability for any costs for the installation of emissions controls or other modifications to or related to the Huntley or Dunkirk plants imposed as a result of violations or alleged violations of environmental law. Niagara Mohawk Power Corporation also requests a declaration by the Court that, pursuant to the ASA, defendants have assumed all liabilities, including liabilities for natural resource damages, arising from emissions or releases of pollutants from the Huntley and Dunkirk plants, without regard to whether such emissions or releases occurred before, on or after the closing date for the purchase of the Huntley and Dunkirk plants. NRG Energy has counterclaimed against Niagara Mohawk Power Corporation, and the parties have exchanged discovery requests.

California Litigation

NRG Energy and other power generators and power traders have been named as defendants in certain private plaintiff class actions filed in the Superior Court of the State of California for the County of San Diego in San Diego, California in November 2000 (Pamela R. Gordon v. Reliant Energy, Inc., et al. and Ruth Hendricks v. Dynegy Power Marketing Inc., et al). NRG Energy has also been named in another suit filed in January 2001 in San Diego County and brought by three California water districts, as consumers of electricity (Sweetwater Authority v. Dynegy, Inc., et al.), and in two suits filed in San Francisco County, one brought by the San Francisco City Attorney on behalf of the people of the State of California (The People of the State of California v. Dynegy Power Marketing, Inc., et al.) and one brought by Pier 23 Restaurant as a class action (Pier 23 Restaurant v. PG&E Energy Trading, et al.). Certain NRG Energy affiliates in NRG Energy's West Coast power partnership with Dynegy (Cabrillo I and II, Long Beach Generation and El Segundo Power) have been named as defendants in a state court action in Los Angeles County (Bustamonte v. Dynegy, Inc., et al.).

Although the complaints contain a number of allegations, the basic claim is that, by underbidding forward contracts and exporting electricity to surrounding markets, the defendants, acting in collusion, were able to drive up wholesale prices on the Real Time and Replacement Reserve markets, through the Western Coordinating Council and otherwise. The complaints allege that the conduct violated California antitrust and unfair competition laws. NRG Energy does not believe that it has engaged in any illegal activities, and intends to vigorously defend these lawsuits. These six civil actions brought against NRG Energy and other power generators and power traders in California have been consolidated and assigned to the presiding judge of the San Diego County Superior Court, and a pretrial conference has been scheduled for March 2002. While these cases are in too preliminary a stage to speculate on their outcome, if they were ultimately resolved adversely to the defendants it could have a material adverse effect on NRG Energy's results of operations and financial condition.

Shareholder Litigation

On February 15, 2002, Xcel Energy announced its intention to commence an exchange offer to acquire all of the outstanding publicly held shares of NRG Energy. On the same day, eight separate civil actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by owners of NRG common stock, against Xcel Energy, NRG Energy, and NRG Energy's directors. The complaints contain a number of allegations, but the basic claim is that Xcel proposes to acquire the remaining ownership of NRG Energy for inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties. The complaints request the court to enjoin the proposed transaction and, in the event the exchange offer is consummated, to award damages to plaintiffs.

NOTE 6

Subsequent Event

In February 2002, Xcel Energy announced its intention to commence an exchange offer by which Xcel Energy would acquire all of the outstanding publicly held shares of NRG Energy. In the announcement Xcel Energy stated its intention to close this transaction in April 2002 and stated that in the offer, NRG Energy shareholders would receive 0.4846 shares of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG Energy common stock.

Independent Accountant's Report
NRG Energy, Inc. and Subsidiaries

To the Board of Directors and Stockholders of NRG Energy, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of NRG Energy, Inc. and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, appearing in the Form 10-K for the year ended December 31, 2001 (which statements are not presented herein); and in our report dated February 21, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000 and the related condensed consolidated statements of income, of stockholders' equity, and of cash flows for each of the three years in the period ended December 31, 2001, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 21, 2002

Forward-Looking Statement
NRG Energy, Inc. and Subsidiaries

Certain information included in this Annual Report contains statements that are forward-looking, such as statements relating to capital spending and financing sources. Such forward-looking statements typically can be identified by the use of words such as "expect," "estimate," "anticipate," "forecast," "plan," "believe," and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions; business conditions in the energy industry; adverse results in current and future litigation; successfully closing announced transactions; amount of proceeds from asset sales; timing and pricing of equity issuance; risks associated with the California power market; and factors affecting the availability or cost of capital, such as changes in interest rates and market perceptions of the power generation industry, NRG or any of its subsidiaries. For more information regarding these risks and uncertainties, review NRG's filings with the Securities and Exchange Commission.

Officers and Directors
NRG Energy, Inc.

Officers



David H. Peterson
Chairman,
President and CEO



James J. Bender
Senior Vice President
and General Counsel



Brian B. Bird
Vice President
and Treasurer



Leonard A. Bluhm
Executive Vice President
and Chief Financial Officer



Jay M. Carpenter
Senior Vice President,
NRG Energy, Inc.
Managing Director
and CEO, NRG Asia-Pacific, Ltd.



Wm. Mark Hart
Senior Vice President,
NRG Energy, Inc.
President, NRG Europe
and Latin America



Roy R. Hewitt
Vice President,
Administrative Services



Craig A. Mataczynski
Senior Vice President,
NRG Energy, Inc.
President and
CEO, NRG North America



John A. Noer
Senior Vice President,
NRG Energy, Inc.
President,
NRG Worldwide Operations



William T. Pieper
Vice President
and Controller



Renee J. Sass
Vice President,
Strategic Planning and
Portfolio Assessment



Karin M. Wentz
Corporate Secretary



Keith G. Hilless
Senior Vice President,
NRG Energy, Inc.
Managing Director and CEO,
NRG Asia-Pacific, Ltd.
(Retired 12/31/01)

Directors



David H. Peterson
Chairman, President
and CEO, NRG Energy, Inc.



Wayne H. Brunetti
Chairman, President and
CEO, Xcel Energy Inc.



Luella G. Goldberg
Former Acting President and
Chair of the Board of Trustees
Wellesley College



Pierson M. Grieve
Retired Chairman
and CEO, Ecolab Inc.



William A. Hodder
Retired Chairman and
CEO, Donaldson Company, Inc.



James J. Howard
Retired Chairman of the Board
Xcel Energy Inc.



Gary R. Johnson
Vice President and
General Counsel
Xcel Energy Inc.



Richard C. Kelly
President, Enterprises
Xcel Energy Inc.



Edward J. McIntyre
Vice President and
Chief Financial Officer
Xcel Energy Inc.

Shareholder Information and Fiscal Agents
NRG Energy, Inc. and Subsidiaries

SHAREHOLDER INFORMATION

Headquarters
NRG Energy, Inc.
901 Marquette Avenue, Suite 2300
Minneapolis, Minnesota 55402

Internet Address
http://www.nrgenergy.com

Shareholders Information
Contact Wells Fargo Shareowners Services
(NRG Energy, Inc. stock transfer agent) toll free at 1.800.468.9716.

Stock Exchange Listing and Ticker Symbol
Common stock is traded on the New York Stock Exchange. Ticker symbol: NRG. The New York Stock Exchange also lists NRG Energy's corporate units. Ticker symbol: NRZ.

Form 10-K (The Annual Report to the Securities and Exchange Commission)
Available online at the Securities and Exchange Commission
Web site at http://www.sec.gov. Or contact NRG Energy Investor Relations at 612.313.8900

Investor Relations
Internet address: http://www.nrgenergy.com
Investor Relations, 612.313.8900

FISCAL AGENTS

Transfer Agent and Registrar, Common Stock
Wells Fargo Shareholder Services

Trustee—Bonds
Wells Fargo Bank Minnesota, N.A.
The Bank of New York

Coupon Paying Agents—Bonds
Wells Fargo Bank Minnesota, N.A.
The Bank of New York

NRG

NRG ENERGY, INC.
AND SUBSIDIARIES

Headquarters
NRG Energy, Inc.
901 Marquette Avenue
Suite 2300
Minneapolis, MN 55402-3265
USA
612.373.5300 phone
800.241.4674 phone
612.373.5312 fax
www.nrgenergy.com

North America
Western Region
Symphony Towers, Suite 2740
750 "B" Street
San Diego, CA 92101
619.615.7666 phone
877.674.6961 phone
619.615.7663 fax

North America
Northeastern Region
Blaymore 1, Fourth Floor
1606 Carmody Court
Sewickley, PA 15143
724.934.4600 phone
724.934.5630 fax

North America
MidAtlantic Region
200 Bellevue Parkway
Suite 550
Wilmington, DE 19809-3739
302.793.1900 phone
302.793.0100 fax

Louisiana Generating LLC
North America
South Central Region
10719 Airline Highway
Baton Rouge, LA 70816-4213
225.291.3060 phone
225.296.1746 fax

NRG Andean
Development Ltda.
AV. Hernando Siles #5635
Casilla 353
La Paz, Bolivia
591.22.785.332 phone
591.22.785.920 fax

NRG do Brasil Ltda.
Avenida Atlântica
nr 1.130 - 11º floor
Rio de Janeiro, Brazil 22021-000
5521.3873.8660 phone
5521.3973.8682 fax

NRG Asia-Pacific, Ltd.
Level 22, 307 Queen Street
Brisbane QLD 4000
Australia
617.3218.7333 phone
617.3218.7300 fax

NRG Energy, Ltd.
30 Marsh Wall, 5th Floor
London E14 9TP England
44.20.7536.1110 phone
44.20.7515.7190 fax

NRG Energy
Development B.V.
Regus Schiphol Tetra
Siriusdreef 17-27
2132 WT Hoofddorp
The Netherlands
31.23.5689.229 phone
31.23.5689.405 fax

NRG Energy
Development GmbH
Büro Berlin - Checkpoint Charlie
Friedrichstrasse 50
10117 Berlin, Germany
49.30.20.65.9219 phone
49.30.20.65.9330 fax

NRG Energy CZ, s.r.o.
Husova 5
110 00 Praha 1
Czech Republic
420.2.24.40.11.38 phone
420.2.24.40.15.41 fax

Government Affairs
The Ronald Reagan Building
1300 Pennsylvania Avenue, N.W.
Suite C0007B
Washington, DC 20004
202.312.1500 phone
202.312.1512 fax